

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 29, 2014

Via E-mail
Donald L. Bobbitt, Jr.
Chief Financial Officer
Campus Crest Communities, Inc.
2100 Rexford Road, Suite 414
Charlotte, NC 28211

> **Re:** **Campus Crest Communities, Inc.**
> **Amendment 1 to Form 10-K for fiscal year ended December 31, 2013**
> **Filed June 20, 2014**
> **File No. 1-34872**

Dear Mr. Bobbitt:

We have reviewed your response dated September 10, 2014 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Amendment to Copper Beech Purchase Agreement, page 46

1.   We note your response to prior comment 1 from our letter dated August 12, 2014. Please address the following:

   a. Please tell us how you calculated your effective ownership interest in the CB Portfolio for each of the periods presented in Attachment A. If you used a blended or average rate, please tell us why you believe this was more appropriate than using your actual ownership percentage of the individual properties from the date of acquisition.

   b. Given that the increase to your ownership interests in the CB Portfolio were subject to the receipt of all required third-party consents, which you indicate one of the 18 was received as of December 31, 2013, we remain unclear as to how you determined you

Donald L. Bobbitt, Jr.
Campus Crest Communities, Inc.
September 29, 2014
Page 2

had a 67% effective interest in the CB Portfolio during the fourth quarter of 2013. Please tell us whether the receipt of third party consents was a stipulation in the agreement to acquire the additional interests. In addition, please address in your response whether you paid the required fees and conducted the administrative processes required by the third parties for which you requested consents as of December 31, 2013 to complete the acquisition of additional interests.

2.   We note your response to prior comment 1.d. Please tell us as of what date you are able to, or have already, taken control of the day-to-day operations of the CB Portfolio.

3.   We note that as of September 10, 2014, you still needed to obtain one additional third-party consent to ratify the amendment to the Copper Beach purchase agreement. We also note from your disclosure on page 46 that the window for the first purchase option closed on August 18, 2014 and that in the event you do not elect to exercise a purchase option, you will lose the right to exercise future purchase options. Please tell us if the agreement has been further amended to allow for the purchase of additional interests, or if your ownership interest in Copper Beach has been effectively limited to 48%.

You may contact Mark Rakip, Staff Accountant at 202.551.3573 or me at 202.551.3429 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Kristi Marrone

Kristi Marrone
Staff Accountant